SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                     CHANGES IN INTERESTED PARTIES HOLDINGS

THE FOLLOWING ARE THE CHANGES IN THE HOLDINGS OF TEFRON'S ORDINARY SHARES BY INTERESTED PARTIES (AS DEFINED IN THE ISRAELI SECURITIES LAW, 1968) MADE ON JANUARY 8, 2009:

---------------------------------- ---------------------------------------------
NAME OF INTERESTED PARTY           Jacob Gelbard
---------------------------------- ---------------------------------------------
DESCRIPTION OF INTERESTED PARTY    Chairman of the Board of Directors
---------------------------------- ---------------------------------------------
DESCRIPTION OF CHANGE              Purchase of shares
---------------------------------- ---------------------------------------------
DATE OF CHANGE                     7/1/09
---------------------------------- ---------------------------------------------
CURRENCY OF THE TRANSACTION        NIS
---------------------------------- ---------------------------------------------
PRICE                              1.32 NIS
---------------------------------- ---------------------------------------------
NUMBER OF SHARES                   11,664
---------------------------------- ---------------------------------------------
TOTAL HOLDINGS PRIOR TO THE
PURCHASE DETAILED IN THIS REPORT   518,336 shares plus 300,000 options
---------------------------------- ---------------------------------------------
HOLDING RATE AFTER THE CHANGE      2.49% or 3.91% (including the options)
---------------------------------- ---------------------------------------------
HOLDING RATE AFTER THE CHANGE ON
A FULLY DILUTED BASIS              2.39% or 3.74% (including the options)
---------------------------------- ---------------------------------------------

THE FOLLOWING ARE THE HOLDINGS OF TEFRON'S ORDINARY SHARES BY INTERESTED PARTIES (AS DEFINED IN THE ISRAELI SECURITIES LAW, 1968) AS OF JANUARY 8, 2009:

--------------------------- --------------------------------- ------------------
                                                              NUMBER OF
NAME OF INTERESTED PARTY    THE REGISTERED SHAREHOLDER        SHARES/ OPTIONS
--------------------------- --------------------------------- ------------------
Norfet Limited Partnership* Norfet Limited Partnership        4,613,085 shares
--------------------------- --------------------------------- ------------------
Wellington Management       Wellington Management
Company, LLP                Company, LLP                      2,985,900 shares
--------------------------- --------------------------------- ------------------
Jacob Gelbard, Chairman     Jacob Gelbard                     530,000 shares and
of the Board of Directors                                     300,000 options
--------------------------- --------------------------------- ------------------
Ishay Davidi, Director      FIMI Opportunity Fund LP          3,188 shares
                            FIMI ISRAEL Opportunity Fund LP   16,494 shares
--------------------------- --------------------------------- ------------------
Zvi Limon, Director**       Rimon Investment Master Funds, LP 1,012,270 shares
--------------------------- --------------------------------- ------------------
Adi (Aviad) Livneh, CEO     Adi (Aviad) Livneh                40,000 shares and
                                                              300,000 options
--------------------------- --------------------------------- ------------------
Eran Rotem, CFO             Eran Rotem                        1,200 shares
--------------------------- --------------------------------- ------------------
Micha Korman, director      Micha Korman                      8,425 shares and
                                                              options
--------------------------- --------------------------------- ------------------

* 4,613,085 Ordinary Shares held by Norfet, may be deemed to be beneficially owned under U.S. securities laws and held under Isreali securities laws by (i) Ishay Davidi, a director of the company, since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii) Meir Shamir, a director of the company, due to his 40% interest in Mivtah-Shamir, which holds an approximately 34.45% interest in Norfet.

** The shares held by Rimon Investment Master Fund, LP ("Rimon"), may be deemed to be beneficially owned under the U.S. securities laws and held under the Isreali securities laws, since he serves as a partner in the management company of Rimon.

THIS REPORT IS FILED DURING THE PERIOD DURING WHICH TEFRON'S SHARES ARE NO LONGER TRADED ON NYSE AND IT IS NOT CLEAR WHETHER TEFRON WILL BE ABLE TO LIST ITS SHARES FOR TRADING ON ANOTHER U.S. EXCHANGE RECOGNIZED FOR PURPOSES OF CONTINUED REPORTING UNDER THE DUAL LISTING RULES (CHAPTER E3) OF THE ISRAELI SECURITIES LAW OF 1968.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: January 8, 2009